*The* **EMI** *Group*

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848



Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

***By Airmail***

8th May, 2003.

Attn: Filing Desk - Stop 1-4


03050555



Dear Sirs,

**EMI Group plc - Ref. No: 82-373**

Further to our filing of 29th April 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 8th May 2003 advising the intention to notify on Tuesday 20th May 2003 the Company's preliminary results for the year ended 31st March 2003, together with a recommendation for a final dividend for that year.

Yours faithfully,


PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

# The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

**VIA PR NEWSWIRE DISCLOSE**

ER 02/13

Company Announcements Office,
London Stock Exchange.

8th May, 2003.

Dear Sirs,

**EMI GROUP PLC**
**Notice of Results for the Year Ended 31st March 2003 and Final Dividend**

We advise that it is expected that the results of EMI Group plc for the year ended 31st March 2003, together with a recommendation for a final dividend for that year, will be notified to the Company Announcements Office on the morning of Tuesday 20th May 2003 for release on the Regulatory News Service.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary